# SEC Schedule 13D/A (Amendment No. 14) — Beneficial ownership report by holders of more than 5% of a class

Issuer: World Acceptance Corporation, CIK 0000108385
CUSIP: 981419104
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 104 S Main Street, Greenville, South Carolina (SC), 29601
Date of event which requires filing of this statement: 10/28/2026
Amends the filing with accession number 0001104659-26-081268
Filed by CIK 0001538653
Persons authorized to receive notices and communications: Thomas W. Smith, 2200 Butts Road, Suite 320, Boca Raton, Florida (FL), 33431, (561) 314 0800

## Reporting persons
- Prescott General Partners LLC (CIK 0001538653): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,242,619; sole dispositive power 0; shared dispositive power 1,242,619; aggregate amount beneficially owned 1,242,619 (26.6% of the class)
- Prescott Associates L.P. (CIK 0001236417): type of reporting person: partnership (PN); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 735,012; sole dispositive power 0; shared dispositive power 735,012; aggregate amount beneficially owned 735,012 (15.8% of the class)
- Idoya Partners L.P. (CIK 0001236415): type of reporting person: partnership (PN); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 476,459; sole dispositive power 0; shared dispositive power 476,459; aggregate amount beneficially owned 476,459 (10.2% of the class)
- Prescott Investors Profit Sharing Trust (CIK 0001236421): type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 42,294; shared voting power 0; sole dispositive power 42,294; shared dispositive power 0; aggregate amount beneficially owned 42,294 (0.9% of the class)
- Thomas W. Smith (CIK 0000926688): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF), other (OO); sole voting power 493,000; shared voting power 61,150; sole dispositive power 493,000; shared dispositive power 61,150; aggregate amount beneficially owned 554,150 (11.9% of the class)
- Scott J. Vassalluzzo (CIK 0001203547): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF), other (OO); sole voting power 31,788; shared voting power 0; sole dispositive power 31,788; shared dispositive power 0; aggregate amount beneficially owned 31,788 (0.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: World Acceptance Corporation
Address of issuer's principal executive offices: 104 S Main Street, Greenville, South Carolina (SC), 29601
Comment: The following constitutes Amendment No. 14 (the "Amendment") to the joint filing on Schedule 13D by Thomas W. Smith, Scott J. Vassalluzzo, Steven M. Fischer and Prescott Associates L.P. ("Prescott Associates") originally filed with the Securities and Exchange Commission (the "SEC") on June 30, 2011, as amended by Amendment No. 1 filed with the SEC on January 5, 2012 by Prescott General Partners LLC ("PGP"), Prescott Associates, Thomas W. Smith and Scott J. Vassalluzzo, Amendment No. 2 filed with the SEC on December 14, 2012 by PGP, Prescott Associates, Idoya Partners L.P. ("Idoya Partners"), Thomas W. Smith and Scott J. Vassalluzzo, Amendment No. 3 filed with the SEC on December 20, 2012 by PGP, Prescott Associates, Thomas W. Smith and Scott J. Vassalluzzo, Amendment No. 4 filed with the SEC on May 10, 2013 by PGP, Prescott Associates, Thomas W. Smith and Scott J. Vassalluzzo, Amendment No. 5 filed with the SEC on November 5, 2014 by PGP, Prescott Associates, Thomas W. Smith and Scott J. Vassalluzzo, Amendment No. 6 filed with the SEC on July 30, 2015 by PGP, Prescott Associates, Idoya Partners, Thomas W. Smith and Scott J. Vassalluzzo, Amendment No. 7 filed with the SEC on July 31, 2015 by PGP, Prescott Associates, Idoya Partners, Thomas W. Smith and Scott J. Vassalluzzo, Amendment No. 8 filed with the SEC on February 12, 2020 by PGP, Prescott Associates, Idoya Partners, Prescott Investors Profit Sharing Trust ("PIPS"), Thomas W. Smith and Scott J. Vassalluzzo, and Amendments Nos. 9, 10, 11, 12 and 13 filed with the SEC on February 20, 2025, July 7, 2025, September 8, 2025, July 7, 2026, and August 18, 2026, respectively, by PGP, Prescott Associates, Idoya Partners, PIPS, Thomas W. Smith and Scott J. Vassalluzzo (as amended, the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

"As described more fully in Item 5 below, as general partner of the Partnerships, PGP may be deemed to beneficially own 1,242,619 shares of Common Stock held by the Partnerships. PIPS may be deemed to beneficially own 42,294 shares of Common Stock held on behalf of the employee profit-sharing plan participants. Messrs. Smith and Vassalluzzo may be deemed to beneficially own 71,150 and 1,788 shares of Common Stock, respectively, in their capacities as investment managers for several managed accounts, which consist of investment accounts for: (i) a private charitable foundation established by Mr. Smith and for which Mr. Smith acts as trustee, and (ii) certain family members of Mr. Vassalluzzo and certain individual accounts managed by Mr. Smith. The Partnerships, PIPS and the managed accounts are referred to collectively herein as the "Managed Accounts". The 1,357,851 shares of Common Stock owned by the Managed Accounts (the "Managed Account Shares") were acquired by the Reporting Persons on behalf of the Managed Accounts for the purpose of achieving the investment goals of the Managed Accounts.

Mr. Vassalluzzo currently serves as a director of the Issuer and beneficially owns 30,000 shares of Common Stock for his own account. In addition, Mr. Smith may be deemed to beneficially own 483,000 shares held by Ridgeview Smith Investments LLC, a limited liability company established by Mr. Smith, the sole member of which is a revocable trust established by Mr. Smith for the benefit of his family (the "Ridgeview Shares"). Mr. Smith acquired the Ridgeview Shares for investment purposes.

Depending upon market conditions, the availability of funds, an evaluation of alternative investments, and such other factors as may be considered relevant, each of the Reporting Persons may purchase or sell shares of Common Stock if deemed appropriate and opportunities to do so are available, in each case, on such terms and at such times as such Reporting Person considers desirable. The Reporting Persons may talk or hold discussions with various parties, including, but not limited to, the Issuer's management, its board of directors, and other shareholders and third parties, for the purpose of developing and implementing strategies to maximize shareholder value, including strategies that may, in the future, result in the occurrence of one or more of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Subject to the foregoing, none of the Reporting Persons has any present plan or proposal which relates to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D. In addition, each Reporting Person disclaims any obligation to report any plan or proposal known to such Reporting Person solely as a result of Mr. Vassalluzzo's position as a director of the Issuer and his participation in such capacity in decisions involving an action or event described in clauses (a) through (j) in Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Based on information included in the Form 10-Q filed by the Issuer on August 6, 2026, which disclosed that 4,663,180 shares of Common Stock were outstanding as of July 31, 2026, the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons is as follows: PGP - 1,242,619 shares (26.6%); Prescott Associates - 735,012 shares (15.8%); Idoya Partners - 476,459 shares (10.2%); PIPS - 42,294 shares (0.9%); Mr. Smith - 554,150 shares (11.9%); and Mr. Vassalluzzo - 31,788 shares (0.7%).
Number of shares as to which each person has sole or shared power to vote or dispose: PGP, as the general partner of the Partnerships, may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of 1,242,619 shares. Prescott Associates has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 735,012 shares. Idoya Partners has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 476,459 shares. PIPS has the sole power to vote or to direct the vote of and to dispose or to direct the disposition of 42,294 shares. Messrs. Smith and Vassalluzzo have the sole power to vote or to direct the vote of and to dispose or to direct the disposition of 493,000 and 31,788 shares, respectively. In their capacities as investment managers for managed accounts, Messrs. Smith and Vassalluzzo may be deemed to share the power to vote or to direct the vote of 61,150 and no shares, respectively, and to share the power to dispose or to direct the disposition of 61,150 and no shares, respectively. Voting and investment authority over investment accounts established for the benefit of certain family members and friends of Messrs. Smith and Vassalluzzo is subject to each beneficiary's right, if so provided, to terminate or otherwise direct the disposition of the investment account.
Transactions in the class effected during the past sixty days:
On October 28, 2026, Prescott Associates sold 88,324 shares of Common Stock to the Issuer pursuant to its share repurchase program at a price of $169.83 per share effected via DWAC transfer.

None of the other Reporting Persons effected any transactions involving shares of Common Stock since the most recent filing of Schedule 13D by the Reporting Persons on August 18, 2026.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

1. Agreement relating to the joint filing of statement on Schedule 13D dated October 30, 2026.

## Signatures
- Prescott General Partners LLC: /s/ Jason M. Pohanka, Managing Member (10/30/2026)
- Prescott Associates L.P.: Prescott General Partners LLC, General Partner (10/30/2026)
- Prescott Associates L.P.: /s/ Jason M. Pohanka, Managing Member (10/30/2026)
- Idoya Partners L.P.: Prescott General Partners LLC, General Partner (10/30/2026)
- Idoya Partners L.P.: /s/ Jason M. Pohanka, Managing Member (10/30/2026)
- Prescott Investors Profit Sharing Trust: /s/ Jason M. Pohanka, Trustee (10/30/2026)
- Thomas W. Smith: /s/ Thomas W. Smith, Thomas W. Smith (10/30/2026)
- Scott J. Vassalluzzo: /s/ Scott J. Vassalluzzo, Scott J. Vassalluzzo (10/30/2026)